

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 9, 2008

<u>Via U.S. mail and facsimile</u>

Mr. John P. Schroepfer
Interim Chief Financial Officer
National Investment Managers Inc.
485 Metro Place South, Suite 275
Dublin, OH   43017

      RE: Form 10-KSB for the fiscal year ended December 31, 2007
              Form 10-Q for the period ended September 30, 2008
              File No. 000-51252

Dear Mr. Schroepfer:

      We have reviewed your response letters filed on EDGAR on November 26, 2008 and December 1, 2008 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<center>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</center>

<u>Consolidated Financial Statements</u>

<u>Note 4 – Commitments and Contingencies, page F-12</u>

1. We note your response to comment 7 from our letter dated October 30, 2008 in which you indicate that you did not recognize your lease expense on a straight-line basis. You disclose the impact of this error upon your 2007 Statement of Operations, however it is unclear what impact this error had on all other financial statement periods included in your filing. Please address each of the following:

- Quantify the impact of this error on the year ended December 31, 2006 and each of the interim periods during the years ended December 31, 2006, 2007 and the first three interim periods of 2008. The impact of the $144,000 error on your operating loss for 2007 was 11.4%;
- Tell us how you considered the provisions of SAB Topics 1:M and 1:N in determining that this error was not quantitatively or qualitatively material to any periods presented;
- Explain to us why you do not plan to record a catch up adjustment as of the beginning of the most recent fiscal year and then correctly apply lease accounting in future periods if you continue to believe the impact to prior periods was immaterial; and
- Include the disclosures previously requested in comment 7 of our October 30, 2008 letter.

Note 7 – Debt, page F-14

2. We note your response to comment 8 from our letter dated October 30, 2008. In our comment, we asked to you revise your filing here or in MD&A to disclose your most stringent debt covenant computations for each period presented, along with a reconciliation to relevant GAAP amounts. We note that, while you included a description of your financial covenants in your Form 10-Q for the period ended September 30, 2008, you did not include the actual computations. In addressing this comment, please show us how you will revise future annual and quarterly filings to include a tabular presentation that sets forth your compliance with your most stringent debt covenants by disclosing actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts required. Such a presentation will allow an investor to easily understand your current status in meeting your most stringent financial covenants. In addition, if EBITDA in the debt covenant is not as commonly defined, please retitle the measure accordingly. One choice may be to call it Adjusted EBITDA.

3. We also note your response to comment 9 from our letter dated October 30, 2008. Your response indicates that your Form 10-KSB disclosed that you had available capital in the form of a $1 million Revolver and up to $5 million available under a Senior Term Note. Although we note that the Senior Term Note lender has agreed to increase the amount available to you during 2008 by an additional $5 million, it appears that as of September 30, 2008, you have no more capital available to borrow under the current terms of your Revolver or your Senior Term Note. In light of these facts, we reiterate our comment to disclose the existence of any alternate funding sources that may be available to you in the event that you are no longer able to continue raising capital through private placements. If no alternate funding sources are available, please disclose the impact that the lack of alternate funding sources will have on your business. Please refer to Section IV of SEC Release No. 33-8350.

<u>Note 11 – Acquisitions, page F-26</u>

4. We note your responses to comments 13 and 14, however, you did not show us in your response what your future filing revisions will look like. Please show us how you intend to revise your future filings to address the matters noted in comments 13 and 14 from our letter dated October 30, 2008.

<u>Note 12 – Goodwill and Other Intangible Assets, page F-34</u>

5. We note your response to comment 15 from our letter dated October 30, 2008. Your response did not fully address each of the aspects of our original comment. For each of the customer relationship intangible assets with an estimated life of 15 years shown on the supplemental schedule provided with your December 1, 2008 response letter, please tell us the following:

   - The individual acquisition which led to recognition of the asset;
   - Historical attrition rates associated with each acquired company's customer groups (both before and after acquisition); and
   - Detailed industry and company specific assumptions used by you and your valuation experts determine the estimated useful lives of the intangible assets.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008</u>

<u>Exhibits 31.1 and 31.2</u>

6. Please amend your Form 10-Q filings for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 so that the first sentence of paragraph 4 of your Principal Executive Officer and Principal Financial officer certifications includes the reference to internal control over financial reporting and Exchange Act Rules 13a-15(f) and 15d-15(f). Please refer to Item 601(b)(31) of Regulation S-K.

*   *   *   *

    Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief